Exhibit 99.1

Oncolytics Biotech® Inc. Announces 2016 Third Quarter Results

CALGARY, Nov. 3, 2016 /CNW/ - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) ("Oncolytics" or the "Company") today announced its financial results and operational highlights for the third quarter ended September 30, 2016.

"During the quarter we reported additional statistically significant, randomized clinical data that further strengthened the linkage between genetic status and survival outcomes in patients with adenocarcinoma of the lung," said Dr. Matt Coffey, Interim President and CEO of Oncolytics Biotech. "In parallel with reporting data from sponsored Phase 2 randomized studies, we continued to push ahead with preparations for a registration study."

Selected Highlights

Since July 1, 2016, selected highlights announced by the Company include:

Clinical Program

•	Additional data from a randomized, sponsored Phase II clinical study of REOLYSIN® in non-small cell lung cancer (IND 211), which showed that:
•	progression free survival ("PFS") was statistically significantly better for female patients in the test arm (n=20) than for those in the control arm (n=16) in patients with adenocarcinoma. Median PFS was 5.39 months compared with 3.02 months, respectively (p=0.0201);
•	evolving overall survival ("OS") demonstrated a strong trend towards survival benefit for female patients in the test arm with adenocarcinoma (n=20, six of whom remained alive at the time of the analysis) over those in the control arm (n=16, three of whom remained alive at the time of the analysis). Median OS was 10.68 months compared with 7.59 months, respectively (p=0.145) (Figure B). By contrast, no PFS or OS benefit was noted for the male patients with adenocarcinoma; and
•	patients with adenocarcinoma treated with REOLYSIN® with one or more target biomarkers (EGFR, Hras, Kras, Nras, Braf and/or p53 mutations) had a greater PFS (p=0.039) and OS (p=0.031) than patients treated with REOLYSIN® without any of these biomarkers. The presence of these biomarkers may account, at least in part, for the difference between the survival outcomes for male and female patients; target biomarkers were present in a higher proportion of the female patients in the study than the male patients (66.7% versus 43.6%). As a result, pre-screening for target biomarkers in patients with adenocarcinoma of the lung is warranted.

Financial
At September 30, 2016, the Company reported $17.7 million in cash, cash equivalents and short-term investments.  At November 2, 2016, the Company had approximately $16.7 million in cash, cash equivalents and short-term investments.

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	September 30, 2016 $	December 31, 2015 $
Assets
Current assets
Cash and cash equivalents	15,612,729	24,016,275
Short-term investments	2,088,800	2,060,977
Accounts receivable	44,991	340,059
Prepaid expenses	356,741	506,669
Total current assets	18,103,261	26,923,980
Non-current assets
Property and equipment	333,926	459,818
Total non-current assets	333,926	459,818

Total assets	18,437,187	27,383,798

Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	2,809,008	2,709,492
Total current liabilities	2,809,008	2,709,492

Shareholders' equity
Share capital
Authorized: unlimited
Issued:
September 30, 2016 – 120,873,222
December 31, 2015 – 118,151,622	262,218,228	261,324,692
Contributed surplus	26,536,601	26,277,966
Accumulated other comprehensive income	492,637	760,978
Accumulated deficit	(273,619,287)	(263,689,330)
Total shareholders' equity	15,628,179	24,674,306
Total liabilities and equity	18,437,187	27,383,798

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (unaudited)

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $
Expenses
Research and development	2,141,737	1,704,784	6,358,822	6,601,877
Operating	1,222,447	1,176,023	3,708,317	3,780,812
Operating loss	(3,364,184)	(2,880,807)	(10,067,139)	(10,382,689)
Interest	31,691	52,756	136,849	153,313
Loss before income taxes	(3,332,493)	(2,828,051)	(9,930,290)	(10,229,376)
Income tax expense	19	4,074	333	3,303
Net loss	(3,332,474)	(2,823,977)	(9,929,957)	(10,226,073)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	32,545	192,586	(268,341)	377,060

Net comprehensive loss	(3,299,929)	(2,631,391)	(10,198,298)	(9,849,013)
Basic and diluted loss per common share	(0.03)	(0.02)	(0.08)	(0.09)
Weighted average number of shares (basic and diluted)	120,552,638	117,963,979	119,455,440	110,757,811

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2014	237,657,056	25,848,429	280,043	(249,966,335)	13,819,193
Net loss and other comprehensive income	—	—	377,060	(10,226,073)	(9,849,013)
Issued, pursuant to Share Purchase Agreement	4,305,396	—	—	—	4,305,396
Issued, pursuant to "At the Market" Agreement	19,267,267	—	—	—	19,267,267
Share based compensation	—	181,436	—	—	181,436
As at September 30, 2015	261,229,719	26,029,865	657,103	(260,192,408)	27,724,279

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015	261,324,692	26,277,966	760,978	(263,689,330)	24,674,306
Net loss and other comprehensive loss	—	—	(268,341)	(9,929,957)	(10,198,298)
Issued, pursuant to "At the Market" Agreement	852,536	—	—	—	852,536
Issued, pursuant to incentive share award plan	41,000	(41,000)	—	—	—
Share based compensation	—	299,635	—	—	299,635
As at September 30, 2016	262,218,228	26,536,601	492,637	(273,619,287)	15,628,179

ONCOLYTICS BIOTECH INC. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three Month Period Ending September 30, 2016 $	Three Month Period Ending September 30, 2015 $	Nine Month Period Ending September 30, 2016 $	Nine Month Period Ending September 30, 2015 $

Operating Activities
Net loss for the period	(3,332,474)	(2,823,977)	(9,929,957)	(10,226,073)
Amortization - property and equipment	44,014	44,761	134,631	134,743
Share based compensation	98,369	10,791	299,635	181,436
Unrealized foreign exchange gain	(49,400)	(182,131)	(152,019)	(485,653)
Net change in non-cash working capital	216,611	92,792	978,847	(327,690)
Cash used in operating activities	(3,022,880)	(2,857,764)	(8,668,863)	(10,723,237)
Investing Activities
Acquisition of property and equipment	(4,851)	(17,695)	(10,553)	(47,292)
Purchase of short-term investments	—	—	(27,823)	(29,292)
Cash used in investing activities	(4,851)	(17,695)	(38,376)	(76,584)
Financing Activities
Proceeds from Share Purchase Agreement	—	—	—	4,305,396
Proceeds from "At the Market" equity distribution agreement	242,706	213,742	852,536	19,267,267
Cash provided by financing activities	242,706	213,742	852,536	23,572,663
(Decrease) increase in cash	(2,785,025)	(2,661,717)	(7,854,703)	12,772,842
Cash and cash equivalents, beginning of period	18,320,981	30,018,217	24,016,275	14,152,825
Impact of foreign exchange on cash and cash equivalents	76,773	605,962	(548,843)	1,036,795
Cash and cash equivalents, end of period	15,612,729	27,962,462	15,612,729	27,962,462

To view the Company's Fiscal 2016 Third Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings, which will be available under the Company's profile at www.sedar.com and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2016 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 320 Front Street W, Suite 1600, Toronto, Ontario, M5V 3B6, Tel: 416.586.1942, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 03-NOV-16